Mail Stop 6010
      January 9, 2006


VIA U.S. MAIL AND FACSIMILE (702) 734-0163

Joseph D. Milanowski
Manager
USA Investment Partners, LLC
4484 South Pecos Road
Las Vegas, Nevada  89121


      Re:	USA Capital First Trust Deed Fund, LLC
		Form 10-K for the year ended December 31, 2004
      Filed April 15, 2005
		Form 10-Q for the quarterly period ended September 30,
2005
		File No. 333-59362

Dear Mr. Milanowski:

      We have reviewed your response dated December 16, 2005 and related filings and have the following comment. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-Q for the quarterly period ended September 30, 2005

Item 4.  Controls and Procedures, page 21

1. We note that your disclosure controls and procedures were ineffective for the second quarter ended June 30, 2005, as disclosed in your amended Form 10-Q filed on December 16, 2005. As of September 30, 2005, you disclose that your disclosure controls and procedures are effective. Please tell us and revise future filings to clarify the changes made to correct the control deficiency identified as of June 30, 2005. Your filing should disclose any changes made to your disclosure controls and procedures or to your internal control over financial reporting in response to a significant deficiency or material weakness. Please refer to Question 11 of the Frequently Asked Questions for Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports located on the SEC website.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Milanowski
USA Capital First Trust Deed Fund, LLC
January 9, 2006
Page 2